Filed pursuant to Rule 424(b)(3)

SEC File No. 333-170388

BRE Properties, Inc.

Supplement dated January 7, 2011

To Prospectus Supplement dated November 5, 2010

To Prospectus dated November 5, 2010

This is a supplement to the Prospectus Supplement dated November 5, 2010 (the “Prospectus Supplement”) to the Prospectus dated November 5, 2010 (the “Prospectus”). This supplement relates to the offer and sale, from time to time, of common stock by us pursuant to separate equity distribution agreements, dated February 24, 2010, between us and each of Deutsche Bank Securities Inc., J.P. Morgan Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC and Wells Fargo Securities, LLC (the “Equity Distribution Agreements”). This supplement updates certain information in the Prospectus Supplement and the related Prospectus, as follows.

SUPPLEMENTAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

This discussion is a supplement to, and is intended to be read together with, the discussions under the heading “United States Federal Income Tax Considerations” beginning on page 39 of the Prospectus. This summary is for general information only and is not tax advice.

The following discussion should replace, in its entirety, the discussion under the heading “Tax Rates” in the Prospectus.

Tax Rates

The maximum tax rate for non-corporate taxpayers for (1) capital gains, including certain “capital gain dividends,” is generally 15% (although depending on the characteristics of the assets which produced these gains and on designations which we may make, certain capital gain dividends may be taxed at a 25% rate) and (2) “qualified dividend income” is generally 15%. However, dividends payable by REITs are not eligible for the 15% tax rate on qualified dividend income, except to the extent that certain holding requirements have been met and the REIT’s dividends are attributable to dividends received from taxable corporations (such as its taxable REIT subsidiaries), to income that was subject to tax at the corporate/REIT level (for example, if it distributed taxable income that it retained and paid tax on in the prior taxable year), or to dividends properly designated by the REIT as “capital gain dividends.” For taxable years beginning after December 31, 2012, the 15% capital gains tax rate is currently scheduled to increase to 20% and the rate applicable to dividends will increase to the tax rate then applicable to ordinary income. In addition, U.S. holders that are corporations may be required to treat up to 20% of some capital gain dividends as ordinary income.

In addition, newly enacted legislation requires certain U.S. holders that are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, dividends, interest on and capital gains from the sale or other disposition of stock or debt obligations for taxable years beginning after December 31, 2012. U.S. holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our capital stock or debt securities.

FOR A COMPLETE DESCRIPTION OF THE OFFER AND SALE OF COMMON STOCK PURSUANT TO THE EQUITY DISTRIBUTION AGREEMENTS, AS WELL AS THE UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS RELATED THERETO, PLEASE REVIEW THIS SUPPLEMENT, THE PROSPECTUS SUPPLEMENT AND THE PROSPECTUS IN THEIR ENTIRETY.